SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1
NMS Communications Corporation

(Name of Issuer)
Common Stock

(Title of Class of Securities)
629248105

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 18, 2008

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1] The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 6 pages

CUSIP No.	629248105	13D/A	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,240,544

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,160,788

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,240,544

WITH	10	SHARED DISPOSITIVE POWER

		2,160,788

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,401,332

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON*

	IA-OO

Item 1. Security and Issuer
     This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated October 21, 2008 (the “Statement”), relating to the common stock, par value $0.001 per share (the “Shares”) of NMS Communications Corporation (the “Company”). The Company has its principal executive offices at 100 Crossing Boulevard, Framingham, Massachusetts 01702. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is the investment advisor to the trustee of Trust A-4, Trust C and Trust D (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $1,617,219.05. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $33,659.80. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares in Trust D was $2,655.63.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II, dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares in Milfam II was $1,046,380.78.
     Miller has shared investment and dispositive power with the Client (as defined below) over Shares held by a custody account (the “July 2008 Account”), which account was created pursuant to that certain Custody Agreement and related Letter of Direction to Custodian, each between PNC Bank, National Association, as custodian, and its client named therein (the “Client”), and each dated July 28, 2008. All of the Shares purchased by the July 2008 Account were purchased with funds generated and held by the July 2008 Account. The aggregate purchase price for the Shares purchased by the July 2008 Account is $26,181.81.
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended by adding at the end thereof the following:
     The purpose of this Amendment is to report that, since the filing of the Statement, Miller entered into a Voting and Standstill Agreement (the “Standstill Agreement”) with the Company on November 18, 2008. Pursuant to the Standstill Agreement, on or before December 10, 2008, the Company will increase the size of its Board of Directors (the “Board”) from five to eight members and appoint one designee of Miller and certain other stockholders who, acting separately, entered into similar agreements (the “Stockholders”) to the class of directors whose term shall expire at the Company’s 2009 Annual Meeting of Stockholders (the “2009 Stockholder Designee”) and one designee of the Stockholders to the class of directors whose term shall expire at the Company’s 2010 Annual Meeting of Stockholders (the “2010 Stockholder Designee”). In addition, at the Company’s 2009 Annual Meeting of Stockholders, the Company has agreed to nominate the 2009 Stockholder Designee to the class of directors whose term shall expire at the Company’s 2012 Annual Meeting of Stockholders and the 2010 Stockholder Designee to the class of directors whose term shall expire at the Company’s 2010 Annual Meeting of Stockholders and to use its reasonable best efforts to elect each of these designees to the Board. The Company has also agreed, upon the earlier to occur of January 1, 2009 or the closing of the Asset Sale, to appoint Joel Hughes as Chief Executive Officer of the Company and to the class of directors whose term shall expire at the Company’s 2011 Annual Meeting of Stockholders.
     Pursuant to the terms of the Standstill Agreement, the Company accepted the resignations of Robert P. Schechter and Ronald White, each effective as of January 1, 2009. As soon as practicable following the effectiveness of the resignations of Messrs. Schechter and White, the Company will reduce the size of its Board from eight to six members. The Company shall also use commercially reasonable efforts to appoint to the Board prior to February 28, 2009, in addition to the appointments of the 2009 Stockholder Designee and the 2010 Stockholder Designee, one (1) individual (the “Additional Independent Director”) who is (x) “independent” under applicable securities laws and applicable stock exchange rules and regulations (or, if the Common Stock is not listed on a stock exchange, any rules or regulations of any market on which the Common Stock is listed or traded), (y) not an affiliate of any Stockholder and (z) recommended by the nominating committee of the Board. One member of the Board, in addition to Messrs. Schechter and White, shall resign effective as of the later of January 1, 2009 and the appointment of the Additional Independent Director to the Board.
     Miller also agreed to vote, and irrevocably granted the Company his proxy to vote, all of his shares of Common Stock beneficially owned by his and his affiliates in favor of the proposals set forth in the Company’s proxy statement dated October 20, 2008. In addition, during the period from November 18, 2008 through and including the date on which the Company holds its 2009 Annual Meeting of Stockholders (which date shall be no later than June 29, 2009) (the “Standstill Period”), Miller and his affiliates, without the written consent of the Company, has agreed not to form, join or in any way participate in a “group” (as defined under the Securities Exchange Act of 1934, as amended), solicit written proxies or written consents in any contested election of directors to the Board or seek to advise or influence any person with respect to voting, holding or disposing of Common Stock; take or propose certain actions with respect to asset acquisitions, tender or exchange offers, mergers, business combinations, recapitalizations, restructurings, liquidations, dissolutions or other extraordinary transactions. In addition, Miller has also agreed, among other things, not to engage in a proxy contest; seek to control or influence the management, the Board, or policies of the Company; and nominate any persons as a director of the Company (except as otherwise provided in the Standstill Agreement) or propose any matter to be voted on by stockholders of the Company.

     A copy of the Standstill Agreement is attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 3,401,332 Shares, (7.4% of the total number of outstanding Shares, based on 45,941,700 Shares outstanding as reported in the Company’s 10-Q filed on November 10, 2008). As of the date hereof, 1,726,121 of such beneficially owned Shares are owned of record by Trust A-4; 108,580 of such beneficially owned Shares are owned of record by Trust C; 27,954 of such beneficially owned Shares are owned of record by Trust D; 1,240,544 of such beneficially owned Shares are owned of record by Milfam II; and 298,133 of such beneficially owned Shares are owned of record by the July 2008 Account.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4, Trust C, Trust D and the July 2008 Account. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II.
     (c) The following table details the transactions effected by Miller since the filing of the statement.

	TRUST D
Date of Transaction	Number of Shares Purchased	Price Per Share
November 24, 2008	27,954	$0.095

	MILFAM II L.P.
Date of Transaction	Number of Shares Purchased	Price Per Share
November 25, 2008	16,300	$0.095

	July 2008 Account
Date of Transaction	Number of Shares Purchased	Price Per Share
November 26, 2008	298,133	$0.087836

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     As more specifically described in Item 4 hereto, Miller entered into the Standstill Agreement with the Company.
Item 7. Materials to be Filed as Exhibits:
99.1 Voting and Standstill Agreement dated November 18, 2008 (incorporated by reference to Exhibit 10.2 of the Company’s 8-K filed on November 19, 2008).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 2, 2008

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III